Krane Shares Trust

280 Park Avenue, 32nd Floor

New York, New York 10017

January 16, 2026

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Krane Shares Trust — Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-180870; 811-22698)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Krane Shares Trust (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-180870; 811-22698) relating to the KraneShares Bloomberg Transitional Commodities Strategy ETF (the “Fund”):

1933 Act Post-Effective Amendment Number	Filing Date	Submission Type	Accession Number
313	9/30/22	485APOS	0001829126-22-017315
315	12/12/22	485BXT	0001829126-22-020178
316	1/3/23	485BXT	0001829126-23-000008
318	2/1/23	485BXT	0001829126-23-001264
319	3/3/23	485BXT	0001829126-23-001860
320	3/30/23	485BXT	0001829126-23-002410
322	5/3/23	485BXT	0001829126-23-003083
323	5/31/23	485BXT	0001829126-23-003819
327	6/28/23	485BXT	0001829126-23-004455
330	8/1/23	485BXT	0001829126-23-005074
336	8/31/23	485BXT	0001829126-23-005785
339	9/28/23	485BXT	0001829126-23-006351
342	10/25/23	485BXT	0001829126-23-006753
345	11/27/23	485BXT	0001829126-23-007668
346	12/27/23	485BXT	0001829126-23-008233
347	1/26/24	485BXT	0001829126-24-000093
356	2/9/24	485BXT	0001829126-24-000855

1933 Act Post-Effective Amendment Number	Filing Date	Submission Type	Accession Number
359	3/11/24	485BXT	0001829126-24-001520
361	4/10/24	485BXT	0001829126-24-002358
364	5/7/24	485BXT	0001829126-24-003144
370	5/31/24	485BXT	0001829126-24-003894
374	6/21/24	485BXT	0001829126-24-004364
380	7/18/24	485BXT	0001829126-24-004872
387	8/21/24	485BXT	0001829126-24-005720
391	9/18/24	485BXT	0001829126-24-006329
397	10/16/24	485BXT	0001829126-24-006817
402	11/22/24	485BXT	0001829126-24-007737
406	12/18/24	485BXT	0001829126-24-008363
412	1/17/25	485BXT	0001829126-25-000233
418	2/11/25	485BXT	0001829126-25-000888
425	3/18/25	485BXT	0001829126-25-001871
431	4/21/25	485BXT	0001829126-25-002797
433	5/15/25	485BXT	0001829126-25-003726
437	6/16/25	485BXT	0001829126-25-004511
442	7/17/25	485BXT	0001829126-25-005109
447	8/13/25	485BXT	0001829126-25-006178
455	9/10/25	485BXT	0001829126-25-007280
464	10/16/25	485BXT	0001829126-25-008172
472	11/13/25	485BXT	0001829126-25-009109
477	12/18/25	485BXT	0001829126-25-010136

The Amendments were filed for the purpose of creating a new series. We have since determined not to move forward with this initiative and represent that no securities were sold in connection with the proposed offering outlined in the Amendments. The Trust respectfully submits that a withdrawal of the Amendment with respect to the Fund is consistent with the public interest and the protection of investors.

If you have any questions, please contact Franklin Na at (202) 778-9473. Thank you.

Very truly yours,

KraneShares Trust

By:	/s/ Jonathan Shelon
Title:	Assistant Secretary